Exhibit 4.1

The Registrant’s Capital Stock

As of December 31, 2025, ConnectOne Bancorp, Inc. (“ConnectOne”), the registrant and the registered banking holding Company or ConnectOne Bank (“ConnectOne Bank”) had two classes of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (x) our common stock, no par value per share (“Common Stock”), and (y) 5.25% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), no par value per share.

AUTHORIZED CAPITAL STOCK

ConnectOne’s authorized capital stock consists of 100,000,000 common shares, without par value (“common shares” or “common stock”) and 5,000,000 preferred shares, with or without par value as determined by ConnectOne’s board of directors (“preferred shares” or “preferred stock”), of which 115,000 shares are designated as Series A Preferred Stock. As of December 31, 2025, 54,157,402 of ConnectOne’s common shares were outstanding, 3,885,548 of ConnectOne’s common shares were held by ConnectOne in treasury shares, and 115,000 of ConnectOne’s Series A Preferred Stock were outstanding.

COMMON STOCK

The following description contains certain general terms of ConnectOne’s common stock.

Dividend Rights

The holders of ConnectOne’s common stock are entitled to dividends when, as, and if declared by the ConnectOne board of directors out of funds legally available for the payment of dividends. Generally, New Jersey law prohibits corporations from paying dividends or any other distributions to shareholders, if after giving effect to the distribution, either the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation’s total assets would be less than its total liabilities.

The primary source of dividends paid to the ConnectOne’s shareholders is dividends paid to ConnectOne by ConnectOne Bank. Thus, as a practical matter, any restrictions on the ability of ConnectOne Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by ConnectOne. Under the New Jersey Banking Act of 1948, as amended, dividends may be paid by ConnectOne Bank only if, after the payment of each such dividend, the capital stock of ConnectOne Bank will be unimpaired and either ConnectOne Bank will have a surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce ConnectOne Bank’s surplus. The payment of dividends is also dependent upon the Bank’s ability to maintain adequate capital ratios pursuant to applicable regulatory requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The dividend rights of holders of ConnectOne’s common stock are qualified and subject to the dividend rights of holders of ConnectOne’s preferred stock that may be issued in the future as described below in the section titled “Preferred Stock”.

Voting Rights

Each holder of ConnectOne’s common stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

Preemptive Rights

Holders of shares of ConnectOne’s common stock are not entitled to preemptive rights with respect to any shares of the common stock that may be issued.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of ConnectOne, subject to the rights and preferences, if any, of the holders of preferred stock, holders of ConnectOne’s common stock are entitled to share, ratably in proportion to the number of shares of common stock held by them, in the remaining assets of ConnectOne available for distribution to its shareholders.

Assessment and Redemption

All outstanding shares of ConnectOne’s common stock are fully paid and non-assessable. ConnectOne’s common stock is not redeemable at the option of the issuer or the holders thereof.

Transfer Agent

Broadridge Financial Solutions, Inc. is presently the transfer agent for ConnectOne’s common stock.

Listing

ConnectOne’s common stock is listed on the NASDAQ Global Select Market under the symbol “CNOB”.

PREFERRED STOCK

ConnectOne has 5,000,000 authorized shares of preferred stock typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. ConnectOne’s certificate of incorporation authorizes ConnectOne’s Board of Directors to issue new shares of ConnectOne’s preferred stock without further shareholder action.

ConnectOne’s certificate of incorporation gives the board of directors of ConnectOne authority to issue preferred stock from time to time in one or more classes or series thereof, each such class or series to have voting powers (if any), conversion rights (if any), designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors of ConnectOne and stated and expressed in a resolution or resolutions thereof providing for the issuance of such preferred stock.

As of December 31, 2025, ConnectOne had one series of Preferred Stock outstanding, Series A preferred Stock, described below.

With respect to any class or series of preferred stock created in the future, ConnectOne’s certificate of incorporation allows the board of directors of ConnectOne at any time to determine:

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the dividend rate on shares of such class or series and any restrictions, limitations or conditions upon the payment of such dividends, and whether dividends are cumulative, and the dates on which dividends, if declared, would be payable;

●	whether the shares of such class or series would be redeemable and, if so, the terms of redemption;

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the rights of holders of shares of such class or series in the event of the liquidation, dissolution or winding up of ConnectOne,

whether voluntary or involuntary, or any other distribution of its assets;

●	whether the shares of such class or series would be subject to the operation of a purchase, retirement or sinking fund and, if so, the terms and conditions thereof;

●	whether the shares of such class or series would be convertible into shares of any other class or series of the same or any other class, and if so, the terms of such conversion; and

●	the extent of voting powers, if any, of the shares of such class or series.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of ConnectOne’s common stock do not have preemptive rights with respect to any newly issued stock. ConnectOne’s board could adversely affect the voting power of holders of ConnectOne’s common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of ConnectOne that the Board of Directors does not believe to be in the best interests of its shareholders, the Board of Directors could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.

Series A Preferred Stock

As of December 31, 2025, 115,000 shares of ConnectOne’s Series A Preferred Stock were outstanding.

Ranking

Shares of the Series A Preferred Stock rank, with respect to the payment of dividends and distributions upon liquidation, dissolution, or winding-up:

●	senior to common stock and to any class or series of capital stock ConnectOne may issue that is not expressly stated to be on parity with or senior to the Series A Preferred Stock;
●	on parity with, or equally to, any class or series of capital stock expressly stated to be on parity with the Series A Preferred Stock, including the Series A Preferred Stock; and
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junior to any class or series of capital stock expressly stated to be senior to the Series A Preferred Stock (issued with the requisite consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock).

Dividends

Dividends on shares of the Series A Preferred Stock are discretionary and will not be cumulative. Holders of the Series A Preferred Stock will be entitled to receive, if, when, and as declared by the board of directors or a duly authorized committee of board of directors, out of legally available assets, non-cumulative cash dividends quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2021 (each such date being referred to herein as a “dividend payment date”) based on a liquidation preference of $1,000 per share (equivalent to $25 per depositary share).

If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including the original issue date to, but excluding, September 1, 2026 or the date of earlier redemption (the “fixed rate period”), at a rate of 5.25% per annum. If declared by board of directors or a duly authorized committee of board of directors, dividends will accrue from and including September 1, 2026 to, but excluding, the date of earlier redemption (the “floating rate period”), at a floating rate per annum equal to Five-Year Treasury Rate as of September 1, 2026 ad each fifth anniversary of the September 1, 2026, plus 4.42%.

Dividends on shares of the Series A Preferred Stock are not cumulative. Accordingly, if board of directors or a duly authorized committee of board of directors does not declare a full dividend on the Series A Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and ConnectOne will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period.

Priority of Dividends

The Series A Preferred Stock will rank junior as to payment of dividends to any class or series of the preferred stock that ConnectOne may issue in the future that is expressly stated to be senior to the Series A Preferred Stock. If at any time the ConnectOne does not pay, on the applicable dividend payment date, accrued dividends on any shares that rank in priority to the Series A Preferred Stock with respect to dividends, ConnectOne may not pay any dividends on the Series A Preferred Stock or repurchase, redeem, or otherwise acquire for consideration any shares of Series A Preferred Stock until ConnectOne has paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank in priority with respect to dividends that must, under the terms of such shares, be paid before ConnectOne may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the Series A Preferred Stock. As of the date hereof, there are no other shares of preferred stock issued and outstanding.

So long as any share of Series A Preferred Stock remains outstanding, unless the full dividends for the most recently completed dividend period have been declared and paid, or set aside for payment, on all outstanding shares of Series A Preferred Stock:

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no dividend or distribution shall be declared, paid, or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) a dividend in connection with the implementation of a stockholders’ rights plan, or the issuance of rights, stock, or other property under any such plan, or the redemption or repurchase of any rights under any such plan);

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•no junior stock shall be repurchased, redeemed, or otherwise acquired for consideration by ConnectOne, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of shares of junior stock for or into other shares of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions, or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan, or other similar arrangement with or for the benefit of employees, officers, directors, or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities; and

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•no parity stock shall be repurchased, redeemed, or otherwise acquired for consideration by ConnectOne, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and any parity stock, (ii) as a result of a reclassification of any parity stock for or into other parity stock, (iii) the exchange or conversion of any parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the most recently completed dividend period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on junior stock, which includes common stock, from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock or parity stock shall not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock is perpetual and has no maturity date and is not subject to any mandatory redemption, sinking fund, or other similar provisions. The holders of the Series A Preferred Stock will not have any right to require the redemption or repurchase of their shares of Series A Preferred Stock.

ConnectOne may, at its option, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on May 15, 2025, or on any dividend payment date on or after September 1, 2026, or (ii) in whole but not in part at any time within 90 days following a “regulatory capital treatment event,” in each case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the date fixed for redemption (the “redemption date”). Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable dividend record date will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date. Investors should not expect ConnectOne to redeem the Series A Preferred Stock on or after the date it becomes redeemable at ConnectOne’s option.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series A Preferred Stock to be redeemed, by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on ConnectOne’s stock register not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the shares of Series A Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

●	the redemption date;
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the number of shares of the Series A Preferred Stock to be redeemed and, if less than all of the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder;

●	the redemption price; and
●	that dividends on the shares to be redeemed will cease to accrue on the redemption date.

If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then, on and after the redemption date, dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares will terminate, except the right to receive the redemption price, without interest.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata, by lot, or in such other manner as ConnectOne may determine to be equitable and permitted by DTC and the rules of any national securities exchange on which the Series A Preferred Stock is listed.

Liquidation Rights

In the event that ConnectOne voluntarily or involuntarily liquidate, dissolve, or wind up its affairs, holders of the Series A Preferred Stock are entitled to receive out of ConnectOne’s assets available for distribution to stockholders, after satisfaction of liabilities and obligations to creditors, if any, and subject to the rights of holders of any shares of capital stock then outstanding ranking senior to or on parity with the Series A Preferred Stock with respect to distributions upon the voluntary or involuntary liquidation, dissolution, or winding-up of ConnectOne’s business and affairs, including the Series A Preferred Stock, and before ConnectOne makes any distribution or payment out of its assets to the holders of common stock or any other class or series of capital stock ranking junior to the Series A Preferred Stock with respect to distributions upon liquidation, dissolution, or winding-up, an amount per share equal to the liquidation preference of $1,000 per share plus any declared and unpaid dividends prior to the payment of the liquidating distribution (but without any amount in respect of dividends that have not been declared prior to the date of payment of the liquidating distribution). After payment of the full amount of the liquidating distribution described above, the holders of the Series A Preferred Stock shall not be entitled to any further participation in any distribution of ConnectOne’s assets.

In any such distribution, if ConnectOne’s assets are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Stock and all holders of any shares of capital stock ranking as to any such liquidating distribution on parity with the Series A Preferred Stock, including the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and to such other shares will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on ConnectOne’s assets available for such distribution), including any declared but unpaid dividends (and, in the case of any holder of stock other than the Series A Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not declared, as applicable). If the liquidation preference per share of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and the liquidation preference per share of any other capital stock ranking on parity with the Series A Preferred Stock as to liquidation rights has been paid in full, the holders of common stock or any other capital stock ranking, as to liquidation rights, junior to the Series A Preferred Stock will be entitled to receive all of the remaining assets according to their respective rights and preferences.

The Series A Preferred Stock may be fully subordinate to interests held by the U.S. government in the event the Company’s enters into a receivership, insolvency, liquidation, or similar proceeding, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of ConnectOne’s assets or business, nor the consolidation or merger by ConnectOne with or into any other entity or by another entity with or into ConnectOne, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of its affairs.

Because the ConnectOne is a holding company, the rights and the rights of ConnectOne’s creditors and stockholders, including the holders of the Series A Preferred Stock, to participate in any distribution of assets of any of ConnectOne’s subsidiaries upon that subsidiary’s liquidation, dissolution, reorganization or winding-up or otherwise would be subject to the prior claims of that subsidiary’s creditors, except to the extent that ConnectOne is a creditor with recognized claims against the subsidiary.

Holders of the Series A Preferred Stock are subordinate to all of ConnectOne’s indebtedness and to other non-equity claims on ConnectOne and its assets, including in the event that ConnectOne enters into a receivership, insolvency, liquidation or similar proceeding. In addition, holders of the Series A Preferred Stock (and of depositary shares representing the Series A Preferred Stock) may be fully subordinated to interests held by the U.S. government in the event that ConnectOne enters into a receivership, insolvency, liquidation or similar proceeding.

Voting Rights

Except as provided below and as determined by ConnectOne’s board of directors or a duly authorized committee of board of directors or as otherwise expressly required by law, the holders of the Series A Preferred Stock will have no voting rights.

Whenever dividends on any shares of the Series A Preferred Stock, or any parity stock upon which similar voting rights have been conferred (“special voting preferred stock”), shall have not been declared and paid in an aggregate amount equal to the amount of dividends payable on the Series A Preferred Stock for the equivalent of six or more quarterly dividend periods, whether or not consecutive (which refer to as a “nonpayment”), the holders of the Series A Preferred Stock, voting together as a class with holders of any special voting preferred stock then outstanding, will be entitled to vote (based on respective liquidation preferences) for the election of a total of two additional members of board of directors (which referred to as the “preferred directors”); provided that board of directors shall at no time include more than two preferred directors; provided, further, that the election of any such preferred directors may not cause ConnectOne to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which ConnectOne’s securities may be listed). In that event, the number of directors on board of directors shall automatically increase by two and, at the request of any holder of Series A Preferred Stock, a special meeting of the holders of Series A Preferred Stock and such special voting preferred stock, including the Series A Preferred Stock, for which dividends have not been paid shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), followed by such election at each subsequent annual meeting. These voting rights will continue until full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) on the Series A Preferred Stock and such special voting preferred stock for four dividend periods following the nonpayment.

If and when full dividends have been paid (or declared and a sum sufficient for the payment of such dividends has been set aside for payment) for at least four dividend periods following a nonpayment on the Series A Preferred Stock and such special voting preferred stock, the holders of the Series A Preferred Stock and such special voting preferred stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent nonpayment) and the term of office of each preferred director so elected shall terminate and the number of directors on ConnectOne’s board of directors shall automatically decrease by two.

Any preferred director may be removed at any time without cause by the holders of a majority of the outstanding shares of the Series A Preferred Stock and such special voting preferred stock, voting together as a class, when they have the voting rights described above. So long as a nonpayment shall continue, any vacancy in the office of a preferred director (other than prior to the initial election of the preferred directors) may be filled by the written consent of the preferred director remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and such special voting preferred stock, voting together as a class, to serve until the next annual meeting of stockholders; provided that the filling of any such vacancy may not cause ConnectOne to violate any corporate governance requirement of The Nasdaq Stock Market LLC (or any other exchange on which ConnectOne’s securities may be listed). The preferred directors shall each be entitled to one vote per director on any matter on which ConnectOne’s directors are entitled to vote.

Under regulations adopted by the Federal Reserve, if the holders of one or more series of preferred stock are or become entitled to vote for the election of directors, such series entitled to vote for the same director(s) will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over ConnectOne, will be subject to regulation as a bank holding company under the BHC Act. In addition, if the series is/are deemed to be a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series. While ConnectOne does not believe the shares of Series A Preferred Stock are considered “voting securities” currently, holders of such stock should consult their own counsel with regard to regulatory implications. A holder or group of holders may also be deemed to control ConnectOne if they own one-third or more of ConnectOne’s total equity.

So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or ConnectOne’s certificate of incorporation, as amended, the affirmative vote or consent of the holders of at least two-thirds of all of the then-outstanding shares of Series A Preferred Stock entitled to vote thereon, voting separately as a single class, shall be required to:

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authorize, create, issue, or increase the authorized amount of any class or series of ConnectOne’s capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or as to distributions upon ConnectOne’s liquidation, dissolution, or winding-up, or issue any obligation or security convertible into or exchangeable for, or evidencing the right to purchase, any such class or series of ConnectOne’s capital stock;

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amend, alter, or repeal the provisions of certificate of incorporation, as amended, including the certificate of designation, whether by merger, consolidation, or otherwise, so as to materially and adversely affect the special powers, preferences, privileges, or rights of the Series A Preferred Stock, taken as a whole; or

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consummate a binding share exchange or reclassification involving the Series A Preferred Stock, or complete the sale, conveyance, exchange, or transfer of all or substantially all of ConnectOne’s assets or business or consolidate with or merge into any other corporation, unless, in each case, the shares of the Series A Preferred Stock (i) remain outstanding or (ii) are converted into or exchanged for preference securities of the surviving entity or any entity controlling such surviving entity and such new preference securities have powers, preferences, privileges, and rights that are not materially less favorable to the holders thereof than the powers, preferences, privileges, and rights of the Series A Preferred Stock, taken as a whole.

When determining the application of the voting rights described in this section, the authorization, creation, and issuance, or an increase in the authorized or issued amount, of junior stock or any class or series of capital stock that by its terms expressly provides that it ranks on parity with the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and as to distributions upon ConnectOne’s liquidation, dissolution, or winding-up, or any securities convertible into or exchangeable or exercisable for junior stock or any class or series of capital stock, shall not be deemed to materially and adversely affect the special powers, preferences, privileges, or rights, and shall not require the affirmative vote or consent of, the holders of any outstanding shares of Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by ConnectOne for the benefit of the holders of the Series A Preferred Stock to effect such redemption.

Depositary Shares

General

Each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement, the depositary shares will be entitled to all of the powers, preferences, and special rights of the Series A Preferred Stock, as applicable, in proportion to the applicable fraction of a share of Series A Preferred Stock those depositary shares represent. As of December 31, 2024, there were 4600000 depositary shares issued.

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on each share of Series A Preferred Stock.

The depositary will distribute all dividends and other cash distributions received on the Series A Preferred Stock to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder. If ConnectOne makes a distribution other than in cash, the depositary will distribute property received by it to the holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depositary may, with ConnectOne’s approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to the holders of the depositary receipts.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amount paid as dividends or otherwise distributable by the depositary with respect to the depositary shares or the underlying Series A Preferred Stock will be reduced by any amounts required to be withheld by ConnectOne or the depositary on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of the Series A Preferred Stock, until such taxes or other governmental charges are paid.

Liquidation Preference

In the event of liquidation, dissolution, or winding-up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying Series A Preferred Stock represented by the depositary shares.

Neither the sale, conveyance, exchange, or transfer of all or substantially all of ConnectOne’s assets or business, nor the consolidation or merger by ConnectOne with or into any other entity or by another entity with or into the ConnectOne, whether for cash, securities, or other property, individually or as part of a series of transactions, will constitute a liquidation, dissolution, or winding-up of ConnectOne’s affairs.

Redemption of Depositary Shares

If ConnectOne redeems the Series A Preferred Stock, in whole or in part, depositary shares also will be redeemed with the proceeds received by the depositary from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share will be 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus 1/40th of the per share amount of any declared and unpaid dividends, without accumulation of any undeclared dividends, on the Series A Preferred Stock to, but excluding, the redemption date.

If ConnectOne redeems shares of the Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing those shares of the Series A Preferred Stock so redeemed. If ConnectOne redeems less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot or in such other manner as ConnectOne may determine to be fair and equitable. The depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 days and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related depositary shares.

Voting

Because each depositary share represents a 1/40th ownership interest in a share of Series A Preferred Stock, holders of depositary receipts will be entitled to vote 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to vote.

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will, if requested in writing and provided with all necessary information, provide the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote or cause to be voted the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. ConnectOne will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will abstain from voting with respect to such shares (but may, at its discretion, appear at the meeting with respect to such shares unless directed to the contrary).

ANTI-TAKEOVER PROVISIONS

Provisions of New Jersey and federal law and the terms of the certificate of incorporation of ConnectOne contain provisions which could make a takeover or purchase of ConnectOne more difficult, even if a significant percentage of ConnectOne’s shareholders believe any such transaction is in their best interests. The following is a summary of these provisions:

Certificate of Incorporation

Provisions of ConnectOne’s certificate of incorporation may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of ConnectOne without negotiation with ConnectOne’s board of directors. The effect of these provisions is discussed briefly below.

The shares of ConnectOne’s common stock authorized by its certificate of incorporation but not issued provide ConnectOne’s board of directors with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants without the need for a shareholder vote. ConnectOne’s board of directors, consistent with its fiduciary duties, could also authorize the issuance of shares of preferred stock, and could establish voting conversion, liquidation and other rights for ConnectOne’s preferred stock being issued, in an effort to deter attempts to gain control of ConnectOne.

New Jersey Shareholders Protection Act

A provision of New Jersey law, the New Jersey Shareholders’ Protection Act (the “Shareholders’ Protection Act”), prohibits certain transactions involving an “interested stockholder” and a resident domestic corporation. When used in reference to any such corporation, an “interested stockholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of that corporation or who is an affiliate or associate of that corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of that corporation.

The Shareholders’ Protection Act generally prohibits any business combination between an interested stockholder and a resident domestic corporation for a period of five years following that interested stockholder’s stock acquisition date unless: (a) that business combination is approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date or (b) the transaction(s) which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date and any subsequent business combinations with that interested stockholder are approved by the corporation’s board of directors, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose. After the five-year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. Subject to further limitations, these conditions include: (a) a business combination approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date; (b) a business combination approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; (c) a business combination whereby its shareholders receive consideration in accordance with the Shareholders’ Protection Act; and (d) a business combination approved by the corporation’s board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder prior to the consummation of the business combination and by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose if the transaction(s) with the interested stockholder which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to the consummation of such transaction(s).

Shareholders’ Nominations and Proposals

The procedures governing the submission of nominations for directors and other proposals by shareholders for consideration at a meeting may also have a deterrent effect on shareholder actions designed to result in a change of control of ConnectOne. ConnectOne’s bylaws require advance notice to ConnectOne’s corporate secretary regarding shareholder proposals and the nomination, other than by or at the direction of the ConnectOne board of directors or one of its committees, of candidates for election as directors. Such advance notice must be received by the corporate secretary not less than 50 days nor more than 75 days prior to the meeting, irrespective of any deferrals, postponements or adjournments thereof to a later date; provided, however, that in the event that less than 60 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of meeting was mailed or such public disclosure was made, whichever first occurs.

Each such notice to the corporate secretary shall set forth: (i) the name and address of record of the shareholder who intends to make the nomination; (ii) a representation that the shareholder is a holder of record of shares of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) the name, age, business and residence addresses, and principal occupation or employment of each nominee if the proposal is a nomination to the board of directors; (iv) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (v) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, as then in effect; (vi) the consent of each nominee to serve as a director of the corporation if so elected and (vii) the name, address, principal occupation and ownership of the corporation of any other party having an interest in the proposal. ConnectOne may require any proposed nominee to furnish such other information as may reasonably be required by ConnectOne to determine the eligibility of such proposed nominee to serve as a director of ConnectOne.

Failure of any shareholder to provide the notice or information required by the foregoing provisions in a timely and proper manner shall authorize ConnectOne’s board of directors to reject any such proposal or nomination.

Restrictions on Ownership

The Bank Holding Company Act requires any bank holding company (as defined therein) to obtain the approval of the Federal Reserve Board prior to acquiring more than five percent (5%) of ConnectOne’s outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire ten percent (10%) or more of ConnectOne’s outstanding common stock under the Change in Bank Control Act. Any holder of twenty-five percent (25%) or more of ConnectOne’s outstanding common stock, other than an individual, is subject to regulation as a bank holding company, under the Bank Holding Company Act.